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BB 3/10 A

10028547

UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 2

...GE COMMISSION
...VED
MAR 2 2010
... MARKET REGULATION

OMB APPROVAL	
...ber:	3235-0123
	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millennium Funding Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 8th Floor
(No. and Street)

New York	NY	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert A. Williams — (212) 841-4125
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/11

OATH OR AFFIRMATION

I, Robert A. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Millennium Funding Associates LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VANESSA SORO
Notary Public - State of New York
No. 01SO6155464
Qualified in New York County
My Commission Expires Nov. 13, 2010

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Millennium Funding Associates LLC

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Millennium Funding Associates LLC

We have audited the accompanying statement of financial condition of Millennium Funding Associates LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion in the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Millennium Funding Associates LLC at December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 22, 2010

Millennium Funding Associates LLC

Statement of Financial Condition

December 31, 2009
(In Thousands)

Assets		
Securities owned, at fair value	$	209,271
Dividends receivable		283
Non-marketable securities		20
Total assets	$	209,574
Liabilities and member's capital		
Payable to clearing organization, net	$	189,200
Other liabilities		99
Total liabilities		189,299
Member's capital		20,275
Total liabilities and member's capital	$	209,574

See accompanying notes to statement of financial condition.

Millennium Funding Associates LLC

Notes to Statement of Financial Condition

December 31, 2009
(In Thousands)

1. Organization

Millennium Funding Associates LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE") and NYSE Amex Equities LLC (formerly NYSE Alternext US LLC). The Company engages in proprietary securities transactions and clears all trades on a fully disclosed basis through its clearing organization.

The Company is wholly owned by Millennium Global Estate LP ("Global"), which is a limited partner in Millennium Partners, L.P.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Transactions in securities are recorded on a trade date basis. Interest and dividends are accounted for on an accrual basis. Securities owned and derivative financial instruments are recorded at fair value on a trade date basis.

Substantially all securities owned are pledged to the clearing organization on terms which permit them to sell or repledge the securities to others subject to certain limitations.

2. Significant Accounting Policies (continued)

Non-marketable securities represent preferred shares owned by the Company through a joint back office arrangement with its clearing organization and are recorded at cost, which approximates fair value. As an owner of the preferred shares, the Company receives an exemption from Regulation T and is required to keep a deposit with its clearing organization. This deposit is included in payable to clearing organization, net as of December 31, 2009.

The fair value of the Company's assets and liabilities, which qualify as financial instruments approximates the carrying amounts presented in the statement of financial condition.

In July 2009, the Financial Accounting Standard Board ("FASB") launched the FASB Accounting Standards Codification ("ASC") as the single authoritative source of GAAP. While the ASC did not change the underlying principles of GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The ASC was effective for the Company for the year ending December 31, 2009, and did not have an effect on the firm's financial condition.

On January 21, 2010, the FASB released Accounting Standards Update ("ASU") 2010-06, *Improving Disclosures About Fair Value Measurements*, which requires enhanced disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in ASC 820-10. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for certain disclosures related to the fair valuation of Level 3 instruments, which will be effective for interim and annual reporting periods beginning after December 15, 2010. The company does not believe that the adoption of ASU 2010-06 will have a material impact in the statement of financial condition.

3. Fair Value of Financial Instruments

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. A fair value measurement also assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

3. Fair Value of Financial Instruments (continued)

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets and liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

For financial instruments which are quoted in an active market, fair value is determined directly from those quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available and those quotes represent actual and regularly occurring market transactions on an arm's length basis.

For financial instruments which do not have directly available quoted market prices, fair values are estimated using valuation techniques based wherever possible on assumptions supported by observable market prices or rates existing at the measurement date. This is the case for many unquoted instruments and other items which are not traded in active markets.

3. Fair Value of Financial Instruments (continued)

The following tables summarize the Company's assets and liabilities carried at fair value within the fair value hierarchy levels as of December 31, 2009.

	Assets at Fair Value as of December 31, 2009			
Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Equities	$ 209,271	$ -	$ -	$ 209,271

	Liabilities at Fair Value as of December 31, 2009			
Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Futures*	$ 45	11,146	-	$ 11,191

* Certain futures contracts act as hedges against equity positions held by the Company. For such contracts, the fair value is based on the daily quoted price, adjusted for changes in the underlying stock price due to a difference in the closing time of the futures exchange and the stock exchange. As a result, these contracts are included in Level 2 above. For futures contracts that are not offset by equity positions, no adjustment is made to the quoted price and therefore such contracts are included in Level 1. Futures in the above tables are shown as a netted amount under payable to clearing organization in the statement of financial condition.

4. Payable to Clearing Organization

Payable to clearing organization, net represents fair value of futures, net cash and margin debt balances deposited with the Company's clearing organization and amounts receivable or payable for securities transactions that have not settled at December 31, 2009.

The Company had margin requirements for futures contracts of $16,901 at December 31, 2009, which were satisfied by cash on deposit. The cash deposit is included in payable to clearing organizations, net in the statement of financial condition.

A source of the Company's short-term financing is provided by its clearing organization from which it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

5. Related Party Transactions

Global provides administrative services to the Company without charge.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250. At December 31, 2009, the Company had net capital of $9,641 which exceeded its requirement by $9,391.

Certain advances, payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under the arrangement with the clearing organization, the Company is required to maintain certain minimum levels of capital and comply with certain other financial ratio requirements. At December 31, 2009, the Company was in compliance with all such requirements.

7. Income Taxes

The Company is organized as a limited liability company and is owned by a single member. As such, it is an entity that is disregarded for income tax purposes and, therefore, not subject to federal, state or local income taxes. Its sole member, however, must reflect all taxable income of the Company on its own income tax returns.

Effective January 1, 2009, the Company adopted certain amended provisions within ASC Topic 740, Income Taxes (ASC 740) which provide authoritative guidance related to the evaluation of uncertain tax positions (formerly known as FASB Interpretation No.48). ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a "more likely than not" threshold would be recorded as a tax expense in the current year. The Company has evaluated its tax positions and has concluded that there are no significant tax positions requiring recognition, measurement or disclosure in the statement of financial condition.

8. Derivative Financial Instruments and Commitments

In the normal course of business, the Company enters into futures contracts. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The Company enters into these future contracts for proprietary trading purposes and to act as economic hedges to manage risk exposures. Risk exposures are managed through diversification, by controlling position sizes and by entering into offsetting positions. For example, the Company may manage the risk related to a portfolio of common stock by entering into an offsetting position in a related equity-index futures contract.

The following table sets forth the Company's fair value and the notional amount of derivative contracts at December 31, 2009. The notional amounts disclosed below indicate the volume of the Company's derivative activities.

	Liabilities	
	Fair Value	**Notional**
Equity Contracts		
Futures	$ 11,146	$ 208,145
Interest Rate Contracts		
Futures	45	559,929
Total	$ 11,191	$ 768,074

The Company clears its securities transactions through a major financial services firm. Trades pending at December 31, 2009 were settled without adverse effect on the Company's financial condition.

9. Subsequent Events

Subsequent events were evaluated through February 22, 2010, which is the date the Company's statement of financial condition was available for issuance. There are no subsequent events that require disclosure under ASC 855.

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www.ey.com

Statement of Financial Condition

Millennium Funding Associates LLC
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Ernst & Young